press release

ArcelorMittal announces results of its Annual General Meeting

9 May 2018 - The Annual General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions by a strong majority.

70.12% of the voting rights were represented at the general meeting. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting of shareholders, 9 May 2018" where the full documentation regarding the general meeting is available.

The shareholders re-elected Mrs. Karyn Ovelmen and Mr. Tye Burt as directors of ArcelorMittal for a term of three years each.